EXHIBIT 99.1

GLG Life Tech Corporation Schedules Update Call for its AN0C(TM) Joint Venture

VANCOUVER, B.C., July 21, 2011 (GLOBE NEWSWIRE) -- GLG Life Tech Corporation (Nasdaq:GLGL) (TSX:GLG) ("GLG" or the "Company"), the vertically-integrated leader in the agricultural and commercial development of high quality stevia and all natural and zero calorie food and beverage products, announces that the company will host a call to provide a business update on its progress in AN0CTM, its consumer products joint venture in China. The update and discussion will be hosted by Dr. Luke Zhang, Chairman and CEO and Mr. Brian Meadows, Chief Financial Officer, on Wednesday, July 27, 2011 at 11:00am Eastern Time/8:00 am Pacific Time via a live teleconference and webcast that includes a PowerPoint presentation.

Teleconference Information
Date: Wednesday, July 27, 2011
Time: 11:00 am Eastern Time / 8:00 am Pacific Time
Dial in: (877) 303-9126 (Canada and US) or (408) 337-0130 (International)

The PowerPoint presentation will be available for download from the Investors section of GLG's website at www.glglifetech.com/Investors.

To access a live webcast of the conference call, please visit the Investors section of GLG's website at www.glglifetech.com/Investors.

Replay Information
Available: 2:00 pm July 27, 2011 to midnight August 4, 2011
Dial: (855) 859-2056 (Canada and US) or (404) 537-3406 (International)

We look forward to you joining us on this call.

About GLG Life Tech Corporation

GLG Life Tech Corporation (Nasdaq:GLGL) (TSX:GLG) is a global leader in the supply of high purity stevia extracts, an all natural zero-calorie sweetener used in food and beverages. The Company's vertically integrated operations cover each step in the stevia supply chain including non-GMO stevia seed breeding, natural propagation, stevia leaf growth and harvest, proprietary extraction and refining, marketing and distribution of finished product. GLG's advanced technology, extraction technique and premier, high quality product offerings make it a leading producer of high purity, great tasting stevia extracts. For further information, please visit www.glglifetech.com.

The GLG Life Tech Corporation logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=7994

About AN0CTM

AN0C focuses on the sale and distribution of all natural zero calorie food and beverage products in China that are sweetened with stevia provided by GLG Life Tech Corporation. GLG is a global leader in the supply of high quality stevia extracts and holds an 80% controlling stake in AN0C with China and Healthy Foods Company Limited (CAHFC) holding 20%. Dr. Luke Zhang, Chairman and CEO of AN0C, is supported by an experienced team of senior executives recruited from the beverage industry in China. For further information, please visit www.an0c.com.

Forward-looking statements:This press release contains certain information that may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws. All statements relating to plans, strategies, projections of results of specific activities or investments, and other statements that are not descriptions of historical facts may be forward-looking statements. Forward-looking statements and information are inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, operational risks, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and other risks and uncertainties disclosed in the public documents filed by the Company with Canadian and United States securities regulatory authorities. Forward-looking statements and information may be identified by terms such as "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project", or similar terms or the negatives of these terms. Although we believe that the expectations reflected in the forward-looking statements and information are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. The Company's forward-looking statements and information reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

CONTACT: Sophia Luke
         Vice President of Investor Relations
         GLG Life Tech Corporation
         +1 (604) 669-2602 Ext 104
         ir@glglifetech.com